UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

Media Release

FOR IMMEDIATE RELEASE

SERONO SHAREHOLDERS APPROVE RESOLUTIONS

AT ANNUAL GENERAL MEETING

- Shareholders approve increase in authorized share capital -

Geneva, Switzerland, April 25, 2006 – Serono (virt-x:SEO and NYSE:SRA) announced that its Shareholders have approved all resolutions at the Annual General Meeting of Shareholders, held today in Lausanne, Switzerland.

As a result, Serono will distribute the following(1):

•                  A cash dividend of CHF 146.4 million or $114.4 million

•                  Gross dividend per bearer share of CHF 10 or $7.81

•                  Gross dividend per American Depositary Share of CHF 0.25 or $0.20

•                  Gross dividend per registered share of CHF 4 or $3.13

The dividend for bearer shares will be paid as of April 28, 2006, net of the 35% Swiss withholding tax. The total cash payout in Swiss Francs (CHF) represents an increase of 11.7% for the financial year 2005 compared with 2004. The dividend payout ratio in relation to adjusted earnings per share(2) is 20.1% for 2005.

The Shareholders have granted the Board of Directors authorization (until April 2008) to increase the share capital by a maximum of CHF 190,471,500, which allows the Board to issue up to 7,618,860 new bearer shares of CHF 25 nominal value each, if and when needed.

(1) All dollar figures are based on prevailing exchange rates. Final equivalent US$ amounts may differ depending on exchange rates on the date of the payment.

(2) The calculation of the dividend payout ratio is based on adjusted earnings per share for the twelve months ended 2005 as reported for the full year 2005 results on February 6, 2006.

The Shareholders approved the re-election for one year of:

•                  Mr Ernesto Bertarelli

•                  Mr Pierre E. Douaze

•                  Mr Patrick Gage

•                  Mr Bernard Mach

•                  Mr Sergio Marchionne

•                  Mr Georges Muller

•                  Mr Alberto Togni

•                  Mr Jacques Theurillat

The Shareholders approved the re-election of PricewaterhouseCoopers S.A. in Geneva as auditors of the annual accounts of Serono S.A. and as auditors of the consolidated accounts of the Serono group for the financial year 2006.

The Shareholders approved the re-election of Ernst & Young S.A. in Geneva as special auditors in line with Article 28.5 of the Articles of Association for a term expiring at the date of the Ordinary General Meeting in 2007.

The annual report, the accounts of Serono S.A. and the consolidated accounts of the Serono group for the year 2005 were approved.

###

For Serono

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

About Serono

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases. Currently, there are more than 25 on-going development projects.

In 2005, Serono, whose products are sold in over 90 countries, achieved worldwide revenues of US$2,586.4 million. Reported net loss in 2005 was US$106.1 million, reflecting a charge of US$725 million taken relating to the settlement of the US Attorney’s Office investigation of Serostim. Excluding this charge as well as other non-recurring items, adjusted net income grew 28.4% to US$565.3 million in 2005. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

Background material

For free B-roll, video and other content for Serono and its products, please visit the Serono Media Center www.thenewsmarket.com/Serono. You can download print-quality images and receive broadcast-standard video digitally or by tape from this site. Registration and video is free to the media.

For more information, please contact:

Corporate Media Relations:	Corporate Investor Relations:
Tel: +41 22 739 36 00	Tel: +41 22 739 36 01
Fax: +41 22 739 30 85	Fax: +41 22 739 30 22
http://www.serono.com	Reuters: SEO.VX / SRA.N
Bloomberg: SEO VX / SRA US

Media Relations, USA:	Investor Relations, USA:
Tel: +1 781 681 2340	Tel: +1 781 681 2552
Fax: +1 781 681 2935	Fax: +1 781 681 2912
http://www.seronousa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	April 26, 2006	By: /s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer